Liberation Investment Group, LLC	11766 Wilshire Boulevard, Suite 870 Los Angeles, CA 90025 Tel: 310.479.3434 Fax: 310.479.3363

January 12, 2005

Via Fax and FedEx

Mr. Sam Cusano

Chief Executive Officer

Friedman’s Inc.

171 Crossroads Parkway

Savannah, Georgia 31422

Dear Mr. Cusano:

We have read your press release of today, January 12, 2005, in regard to your senior lending agreement. We continue to have a positive view of Friedman’s management team, and we would like to continue play a supportive role for the Company. The Company’s precarious financial condition is not conducive to the ongoing health of the business.

We believe that the Company urgently needs to deleverage its balance sheet. An equity infusion is badly needed, and we are prepared to take a leadership role in making such an investment in the Company. Additional equity would ease the Company’s current problems with banks and vendors and would allow management to focus more fully on improving operations.

We propose an equity investment led by Liberation Investment Group of up to $20 million of class B stock or, if the current A/B capital structure is eliminated, straight common stock. We also would consider investing beyond the contemplated $20 million of capital if appropriate.

We are prepared to commence negotiations for a fair and equitable purchase price, and we are further prepared to perform due diligence immediately. We expect that a purchase agreement would contain fair and reasonable terms and conditions for a transaction of this nature, including representations and warranties, corporate governance provisions and receipt of all required corporate, regulatory and other third party approvals.

We believe that immediate action is needed, and I can be reached at either my office phone (310 479-3434); my cell phone (310 740-2422) or via e-mail at your earliest convenience.

Very truly yours,

/s/ EMANUEL R. PEARLMAN
Emanuel R. Pearlman
Chairman and CEO